

Mailstop 3561

June 12, 2018

Gregory Daily
Chief Executive Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, Tennessee 37215

>   **Re: i3 Verticals, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 11, 2018**
>   **File No. 333-225214**

Dear Mr. Daily:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company. In this regard, we note your disclosure that the Continuing Equity Holders will hold approximately 69.2% of the voting power and additionally, may redeem their common units of i3 Verticals, LLC for newly issued shares of your Class A common stock.

Reorganization Transactions, page 7

2. Please tell us how you determined the 242,554 shares of Class A common stock owned by you disclosed in the fifth bullet point on page 8. Please also tell us how you determined the 1,219,170 shares of Class A common stock of i3 Verticals owned by the Former Equity Holders disclosed in the sixth bullet point.

Use of Proceeds, page 51

3. Please explain to us why the use of proceeds to repay approximately $50.4 million of the revolving loan of your Senior Secured Credit Facility differs from the amount disclosed in the first full paragraph on page 68.

Capitalization, page 54

4. Please tell us how the adjustment to debt issue cost are presented in the unaudited pro forma interim condensed consolidated statements of operations and disclosed in the notes thereto.

Dilution, page 56

5. We note your disclosure that i3 Verticals, LLC's pro forma net tangible book value as of March 31, 2018 prior to this offering and after the assumed redemption was a deficit of $67.1 million. Please provide us with a schedule showing how you calculated the pro forma net tangible book value per share of Class A common stock as of March 31, 2018 prior to the offering and after the assumed redemption. Please also provide us with a schedule showing how you calculated the pro forma net tangible book value per share after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption. In doing so, please tell us why the carrying value of the intangible assets, net as adjusted before the offering and after the offering presented in the unaudited pro forma condensed consolidated balance sheet on page 60 are not considered tangible assets in your computations of pro forma net tangible book value per share before and after the offering.

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 61

6. Please quantify the effect of each pro adjustment on each line item included in the unaudited pro forma condensed consolidated balance sheet in the footnotes to the extent not presently disclosed. In doing so, please, disclose the number of shares of common units issued upon the exercise of existing warrants held by existing Warrant Holders and the related proceeds.

7. We note your disclosure in footnote (d) that all existing Class A units, common units and Class P units of ownership interest will be converted into either Class A voting common units of i3 Verticals LLC or Class B non-voting common units of i3 Verticals LLC. Please tell us how the conversions are reflected in the unaudited pro forma condensed consolidated balance sheet and revise or clarify your disclosures accordingly.

8. Please tell us how the Former Equity Owners acquired the Class B common units disclosed in note (e)(3) and how the shares are presented in the unaudited pro forma condensed consolidated balance sheet and what consideration you gave to clarifying your disclosure. Please also clarify for us whether the Class B common units are voting units.

9. Please tell us how you determined the interest in 13 Verticals, LLC by i3 Verticals, Inc. disclosed in footnote (f).

Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page 66

10. It appears that the footnote references in the offering adjustments column for interest expense, net, provision (benefit) for income taxes and net loss attributable to non-controlling interests are incorrect. Please revise or advise.

Notes to Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page 69

11. We note that you included the weighted average number of vested shares of Class A common stock held by Former Equity Holders in note (h). Please tell us the number of vested and unvested shares of Class A common stock held by Former Equity Holders.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521, Jennifer López-Molina, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ *Jennifer López for*

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: J. Paige Davidson
        Jay H. Knight